AMENDMENT TO ARRANGEMENT AGREEMENT

THIS AMENDMENT TO THE ARRANGEMENT AGREEMENT (the "Amending Agreement") is made as of June 2nd, 2014.

B E T W E E N:

8832528 Canada Inc., a corporation existing under the laws of Canada

("Purchaser")

- and -

STHI Holding Corp., a corporation existing under the laws of the State of Delaware, STHI Intermediate Holding Corp., a corporation existing under the laws of the State of Delaware and Sterigenics International LLC, a limited liability company existing under the laws of the State of Delaware

(collectively, "Guarantors")

- and -

Nordion Inc., a corporation incorporated and existing under the laws of Canada

("Corporation").

WHEREAS Purchaser, Guarantors and Corporation are parties to an arrangement agreement made as of March 28, 2014 (the "Arrangement Agreement");

WHEREAS Purchaser, Guarantors and Corporation entered into a first amendment to the Arrangement Agreement on May 4, 2014 (the "First Amendment");

WHEREAS Purchaser and Corporation have agreed to postpone the Meeting to June 6, 2014 in accordance with the terms of the Arrangement Agreement;

AND WHEREAS pursuant to Section 8.1 of the Arrangement Agreement, the Arrangement Agreement may be amended by mutual written agreement of the Parties;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms

All capitalized terms used in this Amending Agreement that are not defined in this Amending Agreement have the meanings ascribed to such terms in the Arrangement Agreement.

ARTICLE 2

AMENDMENTS TO THE ARRANGEMENT AGREEMENT

Section 2.1	Definitions

The defined term "Agreement" in Section 1.1 of the Arrangement Agreement is deleted in its entirety and replaced with the following:

""Agreement" means this arrangement agreement, as amended by the amending agreement to the arrangement agreement among the Parties dated May 4, 2014 and the amending agreement to the arrangement agreement among the Parties dated June 2nd, 2014, and as further amended from time to time in accordance with Section 8.1 of this Agreement."

Section 2.2	Termination Fee

The Arrangement Agreement is amended by deleting "$12 million" in the preamble to Section 8.2(2) and substituting "$38 million".

Section 2.3	Purchaser Expenses

Section 8.4(1) of the Arrangement Agreement is deleted in its entirety and replaced with the following:

"In the event that this Agreement is terminated (i) by Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by Corporation] or (ii) by either Corporation or Purchaser pursuant to Section 7.2(1)(b)(i) [No Required Approval by Shareholders], Corporation shall reimburse Purchaser for the Purchaser Expenses actually incurred in connection with this Agreement. The Purchaser Expenses shall be paid by Corporation to Purchaser, by wire transfer of immediately available funds within two Business Days of such termination."

ARTICLE 3

AMENDMENTS TO THE PLAN OF ARRANGEMENT

Section 3.1	Definition of Consideration

The Plan of Arrangement is amended by deleting "$12.25" in the definition of "Consideration" and substituting "$13.00".

Section 3.2	Steps to the Arrangement

The Plan of Arrangement is amended by deleting "$12.25" in the last paragraph of Section 3.1 and substituting "$13.00".

Section 3.3	Covenant

The Parties agree to file a copy of the Plan of Arrangement, as amended in accordance with the terms of this Amending Agreement, on SEDAR and EDGAR in advance of the Meeting.

ARTICLE 4

CONSENT

Section 4.1	Consent

Pursuant to Section 4.7 of the Arrangement Agreement, the Corporation hereby consents to (i) the amendment to the Equity Letter in the form made available to the Corporation on the date hereof and (ii) an amendment to the Financing Letters which solely increases the amount of the Term Loan Facility (as defined therein) from $470 million to $490 million.

ARTICLE 5

MISCELLANEOUS

Section 5.1	Governing Law

This Amending Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 5.2	Counterparts

This Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 5.3	Continued Effect of Arrangement Agreement

The Arrangement Agreement, as amended by the First Amendment and this Amending Agreement, shall continue in full force and effect.

[signature page follows]

IN WITNESS WHEREOF the Parties have executed this Amendment to Arrangement Agreement.

NORDION INC.
By:	(Signed) S. Grant Gardiner
Name: S. Grant Gardiner Title: Senior Vice President, General Counsel and Corporate Secretary

8832528 CANADA INC.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Authorized Signing Officer

STHI HOLDING CORP.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Vice President, General Counsel and Secretary

STHI INTERMEDIATE HOLDING CORP.
By:	(Signed) Corey H. Grauer
Name: Corey H. Grauer Title: Vice President, General Counsel and Secretary

STERIGENICS INTERNATIONAL LLC
By:	(Signed) Corey H. Grauer
Title: Vice President, General Counsel and Secretary